SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

            CHURCHILL DOWNS INCORPORATED
 (Name of Issuer)

                                       COMMON STOCK NO PAR VALUE
  (Title of Class of Securities)

                                                   171 484 108
 (CUSIP Number)

Thomas H. Meeker, President, Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208 (502)636-4400
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                                               September 7, 1999
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitionthat is the subject of this Schedule 13D, and is filing this schedule because of sec.240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of theschedule, including all exhibits. See sec. 240.13d-7(b) for other parties to whom copies are
to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. _______________

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Brad M. Kelley
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          a) N/A
 b) N/A
     3)  SEC Use Only _________________________________________

     4)  Source of Funds (See Instructions)Not Applicable
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     _____________________________________________

     6)  Citizenship or Place of Organization United States
     Number of (7) Sole Voting Power     499,100
     Share Bene-    (8) Shared Voting Power      -0-
     beneficially
     Owned by  (9) Sole Dispositive Power      499,100
      Each Report-
      ing person      (10) Shared Dispositive Power         -0-
 With      11)  Aggregate Amount Beneficially Owned by
 Each Reporting Person  499,100

      12)  Check if the Aggregate Amount in Row (11) Excludes Certain
 Shares (See
     Instructions)____________________________________________

      13)  Percent of Class Represented by Amount in Row (11)       5%
  14)  Type of Reporting Person (See Instructions)    IN
      __________________________________________________ ______________
     _________________________________________________________________
     _________________________________________________________________
     _________________________________________________________________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, c complete and correct.

     September 8, 1999
Date

     Brad M. Kelley
  Signature

The orginal statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative
 (other than an executive officer or general partner of
 the filing person), evidence of the representative's authority to sign on behalf of such a person shall be filed with the statement; provided, however,
 that a power of attorney for this purpose which is already onfile   with the
 Commission may be incorporated by
reference.  The name and any title of each   person
     who signs the statement shall be typed or printed beneath his signature.

     ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

  APPENDIX I
     (As of September 8, 1999)


      IDENTITY AND BACKGROUND OF REPORTING PERSON. The name, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Reporting Person is set forth below:




Name
Residence or
Business Address
Present Principal
Occupation or Employment


Brad M. Kelley
Residence:

1600 Jean LaFitte
Boca Grande, FL  33921

Business:

220 Lapsley Lane
Bowling Green, KY  42103
Commonwealth Brands, Inc.
(cigarette manufacturing)